Exhibit 99.5

Special Meeting of Shareholders of

Hebron Technology Co., Ltd

June 14, 2019

THE BOARD OF DIRECTORS RECOMMENDS VOTES

1. “FOR” THE SHARE TRANSFER PROPOSAL;

2. “FOR” THE NISUN PROPOSAL;

3. “FOR” THE OPTION PROPOSAL;

4. “FOR” THE REVERSE SPLIT PROPOSAL; AND

5. “FOR” THE ADJOURNMENT PROPOSAL.

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE
ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK
INK AS SHOWN HERE

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the special meeting of the shareholders of Hebron Technology Co., Ltd This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the Share Transfer Proposal; “FOR” the NiSun Proposal; “FOR” the Option Proposal; “FOR” the Reverse Split Proposal; and “FOR” the Adjournment Proposal. The Share Transfer Proposal, NiSun Proposal and Option Proposal are conditioned upon the adoption of each other. If any one of these proposals is not approved, then each of the other of such proposals will also not be approved.

1. APPROVAL OF SHARE TRANSFER PROPOSAL	2. APPROVAL OF NISUN PROPOSAL

FOR ___ AGAINST ___ ABSTAIN ___	FOR ___ AGAINST ___ ABSTAIN ___

3. APPROVAL OF OPTION PROPOSAL	4. APPROVAL OF REVERSE SPLIT PROPOSAL

FOR ___ AGAINST ___ ABSTAIN ___	FOR ___ AGAINST ___ ABSTAIN ___

5. APPROVAL OF ADJOURNMENT PROPOSAL

FOR ___ AGAINST ___ ABSTAIN ___

Proxy for Special Meeting of Shareholders
on June 14, 2019 Solicited on Behalf of

the Board of Directors of

Hebron Technology Co., Ltd

The undersigned hereby appoints Xianpang Hu, with full power of substitution and power to act alone, as proxies to vote all the common shares which the undersigned would be entitled to vote if personally present and acting at the special meeting of shareholders of Hebron Technology Co., Ltd to be held on June 14, 2019, at the executive offices at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, China

To change the address on your account, please check the box at right and indicate your new address in the address space on this Proxy Card. Please note that changes to the registered name(s) on the account may not be submitted via this method.	Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature	Date	Signature (Joint Owners)	Date